Exhibit (a)(5)(A)

Imerys agrees to acquire AMCOL International Corporation,

a global leader in bentonite

Imerys and AMCOL International Corporation (NYSE: ACO) (“AMCOL”), an Illinois-based company listed on the New York Stock Exchange, announced that they have signed a definitive merger agreement, unanimously approved by both companies’ Boards of Directors. Under the agreement, Imerys agrees to acquire all AMCOL shares for cash consideration of US$41 per share, representing a 19% premium to the volume weighted average closing price of AMCOL’s stock over the last 30 trading days. This transaction values AMCOL at approximately US$1.6 billion, including AMCOL’s net financial debt.

With revenue over US$1 billion in 2013, AMCOL is a global specialty minerals and materials player with presence in 26 countries and a strong US footprint. The company has a global leadership position in bentonite, a mineral with a unique scope of properties applicable to a diverse set of growing commercial applications ranging from metalcasting (in particular automotive, machine-tool) to construction (sealing solutions) and drilling (additives), as well as a number of consumer products. AMCOL also serves the expanding oil and gas market through its Energy Services business.

The acquisition of AMCOL is expected to enhance Imerys’ global offer of mineral-based specialty solutions in diversified attractive markets. The integration of AMCOL, which is a complementary business to Imerys with a similar decentralized and innovative culture, is consistent with Imerys development strategy and the acquisition is expected to generate significant commercial and operational synergies. The transaction is expected to be accretive on an EPS basis (net income from current operations per share) from the first full year of integration, in 2015.

Under the terms of the merger agreement, Imerys group will commence a tender offer within the next ten business days for all of the outstanding common stock of AMCOL at a price of US$41 per share in cash. The tender offer is subject to customary conditions including the tender of a majority of AMCOL’s shares of common stock, on a fully diluted basis, and clearance from relevant regulatory authorities. Following the closing of the tender offer, AMCOL’s shares not tendered in the offer will be converted into the right to receive US$41 per share in cash (without interest) pursuant to the merger of a wholly owned subsidiary of Imerys into AMCOL. The transaction is expected to close in the first half of 2014.

Imerys intends to finance the transaction with debt and has secured the necessary funding. Following closing of the transaction, Imerys expects to keep a comfortable headroom as regards its financial covenants and an investment grade credit rating. Ahead of its definitive full-year 2013 results announcement (due February 13th, 2014 after Imerys’ Board of Directors approval), Imerys confirms that it should generate a 2013 net income from current operations in line with its July 30th, 2013 guidance, i.e. comparable to that of 2012. Imerys also forecasts that its net debt as of December 31st, 2013 will be essentially flat as compared to that of December 31st, 2012 (the Group’s internal and external developments, including the US$235 million PyraMax Ceramics acquisition, being, therefore, self-financed).

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Gilles Michel, Chairman & CEO of Imerys, commented: “We are pleased that the Board of Directors of AMCOL International Corporation has recommended that AMCOL’s shareholders tender their shares into the offer that Imerys is announcing today. We are very excited with the many business and development opportunities that we believe we can create by combining our two companies, and we are looking forward to welcoming the 3,000 employees of AMCOL. Upon completion, this transaction will mark a very important milestone for Imerys by allowing our enlarged Group to become a better leader of mineral-based specialty solutions for industry, to strengthen its presence in the US, to be more innovative and to enhance its growth profile. I am convinced that this merger, which meets our financial criteria, will create value for our shareholders”.

Ryan McKendrick, Chief Executive Officer of AMCOL, added: “We are pleased to announce this transaction which represents a great result for our shareholders, customers and employees. AMCOL’s core businesses will benefit significantly from Imerys’ global presence and strong financial position. This transaction will combine two complementary companies dedicated to innovation and operational excellence creating exciting opportunities for AMCOL employees while enhancing offerings for customers”.

Conference Call

The press release is available from the Group’s website www.imerys.com with access via the homepage in the “News” section.

Imerys is holding today February 12, 2014, at 9:30 am Paris time / 8:30 am London time / 3:30 am New York time and 2:30 am Chicago time, a conference call to present the transaction on the following phone numbers: France: 01 70 77 09 46; international: +44-2033679461.

The slideshow will be presented simultaneously with the URL’s link below:

http://www.anywhereconference.com?UserAudioMode=DATA&Name=&Conference=135285873&PIN=936462.

It is recommended to connect to the website 10 minutes prior to the beginning of the conference call to test the functioning of the URL’s link below, download and install any necessary audio software. The conference call will be available for replay after a 24-hour delay on the Group’s Internet website www.imerys.com.

About Imerys

The world leader in mineral-based specialty solutions for industry, with €3.9 billion revenue in 2012 and 16,000 employees, Imerys transforms a unique range of minerals to deliver essential functions (heat resistance, mechanical strength, conductivity, coverage, barrier effect, etc.) that are essential to its customers’ products and manufacturing processes. Whether mineral components, functional additives, process enablers or finished products, Imerys’ solutions contribute to the quality of a great number of applications in consumer goods, industrial equipment or construction. Combining expertise, creativity and attentiveness to customers’ needs, the Group’s international teams constantly identify new applications and develop high value-added solutions under a determined approach to responsible development. These strengths enable Imerys to develop through a sound, profitable business model.

More comprehensive information about Imerys may be obtained from its website (www.imerys.com) under Regulated Information, particularly in its Registration Document filed with the Autorité des marchés financiers on March 21, 2013 under number D.13-0195 (also available from the Autorité des marchés financiers website, www.amf-france.org). Imerys draws the attention of investors to chapter 4, “Risk Factors”, of its Registration Document.

About AMCOL International Corportation

Founded in 1927, AMCOL International Corporation (NYSE: ACO) is a leading producer and marketer of diverse specialty materials with a core expertise in minerals and polymer science. Through four business

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segments: Performance Materials, Construction Technologies, Energy Services, and Transportation and Logistics, AMCOL creates solutions that enhance the quality, efficiency and sustainability of its customers’ products and services in a growing global marketplace. Headquartered in Hoffman Estates, Illinois, AMCOL International Corporation is a publicly owned company traded under the symbol ACO (NYSE). The AMCOL web address is www.amcol.com.

Additional Information and Where to Find It

The tender offer described in this release has not yet commenced and this release is neither a recommendation or an offer to purchase nor a solicitation of an offer to sell shares of AMCOL. This release is not a substitute for the tender offer materials that Imerys and its wholly-owned acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced Imerys and its wholly-owned acquisition subsidiary will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and AMCOL will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Imerys and AMCOL intend to mail these documents to the stockholders of AMCOL. These tender offer materials, as they may be amended from time to time, will contain important information about the tender offer and stockholders of AMCOL and other investors are urged to read them carefully and in their entirety when they become available prior to making any decisions with respect to the tender offer. Stockholders of AMCOL will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. The Solicitation/Recommendation Statement and the other documents filed by AMCOL with the SEC will be made available to all stockholders of AMCOL free of charge at www.amcol.com.

Forward-Looking Statements

This release contains forward-looking statements regarding, among other things, the proposed acquisition by Imerys of AMCOL and the expected timing, certainty and benefits of the transaction. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “intend,” “guidance” or similar expressions are forward-looking statements. Because these statements reflect Imerys’ current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Investors should note that many factors could affect the proposed acquisition of AMCOL and could cause actual results to differ materially from those expressed in forward-looking statements contained in this release. These factors include, but are not limited to: the risk that the acquisition will not close when expected or at all; the risk that Imerys business and/or AMCOL’s business will be adversely impacted during the pendency of the acquisition; and other risks and uncertainties. Imerys assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, other than as required by law.

Imerys Analyst/Investor Relations:	Imerys Press Contacts:

Pascale Arnaud +33 (0)1 4955 6401	Pascale Arnaud +33 (0)1 4955 6401

finance@imerys.com	Raphaël Leclerc +33 (0)6 7316 8806

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